

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2023

R. Andrew White
Chief Executive Officer
SEP Acquisition Corp.
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098

Re: SEP Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Exhibit Nos. 10.30 and 10.33
Filed December 29, 2023
File No. 377- 274653

Dear R. Andrew White:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance